Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Citi® / AAdvantage® Cardmembers – FAQs and Talking Points for Citi Customer Service Reps

General Message:

American Airlines and US Airways recently announced plans to come together to create the new American Airlines.

As a valued, long-standing partner of American Airlines, we support the airline’s decision to combine with US Airways and look forward to the enhanced possibilities the new American Airlines will bring.

American and US Airways have announced that at this time, they will remain separate companies and each company will maintain its current loyalty program. American has also announced that customers’ AAdvantage® miles are secure and existing miles will continue to be honored. In addition, there is no impact to Citi® / AAdvantage® credit cardholders.

1. How will merging with US Airways impact the AAdvantage program?

American has said there is no immediate impact to the AAdvantage program. At this time, American has stated that American Airlines and US Airways will remain separate companies and each company will maintain its current loyalty program – the AAdvantage program and US Airways Dividend Miles.

American has confirmed that AAdvantage miles earned by customers are secure and existing miles will continue to be honored. The AAdvantage program, including the elite program and its various facets such as lifetime status, upgrades, and bonus mileage, are intact. In addition, customers can continue to earn miles through existing AAdvantage participating companies and can redeem those miles for the same great awards – flights, upgrades, car rentals and hotels just to name a few.

2. Will American and US Airways combine their loyalty programs into one?

Once the merger is complete, the new American will evaluate how best to structure its loyalty program. American has stated that ultimately, the combined company is expected to offer members more opportunities to earn and burn miles from an expanded global network of routes and partnerships, unmatched redemption options including flights, hotels, car rentals, vacation packages, one-way awards and lounge memberships, and much more.

At this time, American has said that American Airlines and US Airways will remain separate companies and each company will maintain its current loyalty program – the AAdvantage program and US Airways Dividend Miles. American expects the transaction to close in the third quarter of 2013, subject to customary approvals and closing conditions, and will keep you updated throughout the process.

3. Will I be able to earn AAdvantage miles on US Airways flights?

Not at this time. American has stated that American Airlines and US Airways will remain separate companies and each company will maintain its current loyalty program.

Customers do not earn AAdvantage miles on US Airways today; and there is no immediate impact to the AAdvantage program.

4. Are my AAdvantage miles going away?

No. American has confirmed that AAdvantage miles are secure and existing miles will continue to be honored. In addition, customers can continue to earn miles through existing AAdvantage participating companies and can redeem those miles for the same great awards – flights, upgrades, car rentals and hotels just to name a few.

At this time, American has stated that American Airlines and US Airways will remain separate companies and each company will maintain its current loyalty program – the AAdvantage program and US Airways Dividend Miles.

5. Can I continue to use my AAdvantage miles for travel awards, upgrades and Admirals Club® membership?

Yes. American has confirmed there is no immediate impact to the AAdvantage program.

6. Can I still accrue miles and redeem mileage awards through oneworld® and American’s frequent flyer air partners?

Yes, American has stated that its partnerships with airlines such as British Airways, Cathay Pacific, Finnair, Iberia, Japan

Airlines (JAL), LAN, Qantas, Royal Jordanian and S7 Airlines and others remain unchanged.

7. Can I still accrue mileage by using the services of AAdvantage participating companies such as rental car partners and hotel partners?

Yes. American has confirmed that you will continue to earn miles through existing AAdvantage participating companies and you will be able to redeem those miles for the same great awards – flights, upgrades, car rentals and hotels just to name a few.

8. What will happen to my Citi / AAdvantage card?

There is no impact to your Citi / AAdvantage credit card account and American has confirmed that your American Airlines AAdvantage miles are secure. You will continue to earn American Airlines AAdvantage miles for your purchases on your Citi / AAdvantage card without disruption.

9. What will happen with my miles?

There is no impact to your Citi / AAdvantage credit card account and American has confirmed that your American Airlines AAdvantage miles are secure. You will continue to earn American Airlines AAdvantage miles for your purchases on your Citi / AAdvantage card without disruption and can redeem AAdvantage miles for the same great flight awards, upgrades, car rentals and hotels and more.

10. Will I still receive my benefits on my AA Platinum or AA Executive card? Companion tickets? First checked bag free? Priority check-in?

Yes, there is no impact to your Citi / AAdvantage credit card account.

11. Will you be discontinuing the Citi / AAdvantage credit card?

At this time, American has stated that American Airlines and US Airways will remain separate companies and each company will maintain its current loyalty program. There is no impact to your Citi / AAdvantage credit card account and American has confirmed that your American Airlines AAdvantage miles are secure.

American has said that once the merger is complete, the new American will evaluate how best to structure its loyalty program. Ultimately, the combined company is expected to offer members more opportunities to earn and burn miles from an expanded global network of routes and partnerships, unmatched redemption options including flights, hotels, car rentals, vacation packages, one-way awards and lounge memberships, and much more. American expects the transaction to close in the third quarter of 2013, subject to customary approvals and closing conditions, and will keep you updated throughout the process.

12. I have a US Airways credit card, will I be able to pool my miles?

Not at this time. American has stated that American Airlines and US Airways will remain separate companies and each company will maintain its current loyalty program.

Customers who have a US Airways credit card are not able to pool their miles today; and there is no immediate impact to the AAdvantage program.

13. I have booked travel in the future, will this merger impact my ability to use the card then or earn miles for that future flight?

No. There is no immediate impact to the program. At this time, American has stated that American Airlines and US Airways will remain separate companies and each company will maintain its current loyalty program.

14. Will the new combined carrier continue a relationship with Citi?

At this time, American has stated that American Airlines and US Airways will remain separate companies and each company will maintain its current loyalty program.

Once the merger is complete, the new American will evaluate how best to structure its loyalty program. Ultimately, the combined company is expected to offer members more opportunities to earn and burn miles from an expanded global network of routes and partnerships, unmatched redemption options including flights, hotels, car rentals, vacation packages, one-way awards and lounge memberships, and much more.

While we don’t have specifics of what the new American’s loyalty program will include, I can tell you that over the past 25 years, Citi and American have together serviced millions of Citi/AAdvantage cardmembers. We are appreciative of their loyalty and believe there are even greater opportunities ahead.

American expects the transaction to close in the third quarter of 2013, subject to customary approvals and closing conditions, and will keep you updated throughout the process.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.